December 10, 2004



Mail Stop 0409


Larry Feldman
Chairman and Chief Executive Officer
Feldman Mall Properties, Inc.
3225 North Central Avenue, Suite 1205
Phoenix, Arizona  85012


Re:	Feldman Mall Properties, Inc.
      Amendment No. 5 to Registration Statement on Form S-11 filed December 7, 2004
      Registration No. 333-118246

Dear Mr. Feldman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cover page
1. Refer to comment no. 8.  Please confirm, if true, that there are
no agreements between the senior management team and Feldman Mall
or
any of the underwriters that obligate the senior management team to
make an aggregate investment of $1 million in this offering. Further, please revise your disclosure here and throughout to indicate that the senior management team intends to make an aggregate investment of $1 million in this offering rather than will invest
$1
million in this offering.

2. You indicate in response no. 9 that from 1994 through 2004, members of your management team have been involved in joint ventures engaged in real estate and development activities. We note that you have not included any information regarding the investments that were sold to Tower. Please tell us whether any of the investments, including those that were sold to Tower and those that were not, were structured as limited partnerships, and if so, the number of investors that participated in each limited partnership, and identify the general partner(s) and the natural persons that control each general partner.




  *  *  *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 824-5336 or
Donna DiSilvio, Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters.
Please contact Jeffrey Shady, Attorney-Advisor, at (202) 942-1901 or me at (202) 942-1960 with any other questions.


Sincerely,




Elaine Wolff
Special Counsel

cc:	Jay Bernstein, Esq (via facsimile)
      Clifford Chance

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Feldman Mall Properties, Inc.
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